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44779E106                                                            Page 1 of 9
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)*
                             _______________________


                              PETROKAZAKHSTAN INC.
                                (Name of Issuer)

                       CLASS A COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    44779E106
                                 (CUSIP Number)

                               BERNARD F. ISAUTIER
                        CHAIRMAN OF THE BOARD, PRESIDENT
                           AND CHIEF EXECUTIVE OFFICER
                            C/O PETROKAZAKHSTAN INC.
                        HOGART HOUSE, 29-31 SHEET STREET
                           WINDSOR, BERKSHIRE, SL4 1BY
                                 UNITED KINGDOM
                           TEL. NO.: 44 (1753) 410 020
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  APRIL 3, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

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44779E106                                                            Page 2 of 9
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--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bernard F. Isautier
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

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3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Personal Funds
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Canadian
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        6,573,240 (representing 6,032,240 shares
                                        of common stock plus 541,000 shares
                                        underlying presently exercisable stock
                                        options)
                                ------------------------------------------------
       NUMBER OF                8       SHARED VOTING POWER
        SHARES
    BENEFICIALLY OWNED                   0
    BY EACH REPORTING           ------------------------------------------------
        PERSON                  9       SOLE DISPOSITIVE POWER
         WITH
                                        6,573,240 (representing 6,032,240 shares
                                        of common stock plus 541,000 shares
                                        underlying presently exercisable stock
                                        options)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,573,240 (representing 6,032,240 shares of common stock plus 541,000 shares underlying presently exercisable stock options)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.1 %
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
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44779E106                                                            Page 3 of 9
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                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This is Amendment No. 1 to the Schedule 13D filed by Mr. Bernard F. Isautier with respect to the Class A Common Stock, no par value per share (the "Common Stock"), of PetroKazakhstan Inc. (the "Company"), which was originally filed on March 6, 2002.

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities of the Company to which this statement relates is the Company's Class A Common Stock, no par value. The address of the principal executive office of the Company is 140 - 4th Avenue S.W., #1460, Calgary, Alberta, Canada T2P 3N3.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) The person filing this statement is Bernard F. Isautier ("Mr. Isautier" or "Reporting Person"). The business address of Mr. Isautier is c/o PetroKazakhstan Inc., Hogart House, 29-31 Sheet Street, Windsor, Berkshire, SL4 1BY, United Kingdom. Mr. Isautier's principal occupation or employment is Chairman of the Board, President and Chief Executive Officer of the Company.

         (d) and (e) Mr. Isautier has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

         (f) Mr. Isautier is a citizen of Canada.

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44779E106                                                            Page 4 of 9
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Share options representing the right to purchase 700,000, 50,000, 700,000, and 700,000 shares of Common Stock became exercisable on April 3, 2002, December 9, 2002, April 3, 2003, and April 3, 2004, respectively. These transactions did not require the payment of funds by the Reporting Person.

         On February 20, 2004 and April 3, 2004 Mr. Isautier exercised options to purchase 1,400,000 shares of Common Stock and 700,000 shares of Common Stock, respectively. The total aggregate amount of funds was approximately Cdn $1,386,000. Mr. Isautier utilized his personal funds in the acquisition of the securities of the Company triggering the filing of this Amendment No. 1 to
Schedule 13D. No part of such purchase price was borrowed or otherwise obtained from third parties for the purpose of acquiring, holding, trading or voting such securities.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person acquired beneficial ownership of the shares of Common Stock described in this Amendment No. 1 to Schedule 13D for investment purposes. From time to time the Reporting Person may acquire additional shares of Common Stock and dispose of some or all of the shares of Common Stock owned by him. The Reporting Person has no other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 6,573,240 shares of Common Stock (representing 6,032,240 shares of Common Stock plus 541,000 shares of Common Stock underlying presently exercisable stock options), which based on calculations made in accordance with Rule 13d-3(d) of

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44779E106                                                            Page 5 of 9
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the Securities Exchange Act of 1934, as amended, and there being 80,895,416 shares of Common Stock outstanding (as represented by the Company to the Reporting Person), represent approximately 8.1 % of the outstanding shares of Common Stock.

         (b) The Reporting Person has the sole power to direct the vote and the sole power to direct the disposition of the 6,573,240 shares of Common Stock that may be deemed to be owned beneficially by him.

         (c) The shares of Common Stock purchased by Mr. Isautier in the period since February 3, 2003 are as follows:


     DATE                       NUMBER OF SHARES        PURCHASE PRICE PER SHARE
     ----                       ----------------        ------------------------
February 20, 2004                   1,400,000                  0.6600 Cdn

  April 3, 2004                       700,000                  0.6600 Cdn

                       ----------------------------------
         TOTAL                      2,100,000
                       ==================================


         The shares were acquired through the exercise of options.

         The shares of Common Stock sold by Mr. Isautier in the period since February 3, 2003 are as follows:


     DATE                       NUMBER OF SHARES        PURCHASE PRICE PER SHARE
     ----                       ----------------        ------------------------
 March 08, 2004                        23,400                 42.0000 Cdn

 March 08, 2004                         2,000                 41.2000 Cdn

 March 08, 2004                        26,600                 41.1000 Cdn

 March 08, 2004                         4,200                 41.0800 Cdn

 March 08, 2004                         7,300                 41.0500 Cdn

 March 10, 2004                        29,100                 32.0000 USD

 March 10, 2004                         3,000                 32.0500 USD

 March 10, 2004                         1,500                 32.0600 USD

 March 11, 2004                         3,100                 28.8000 USD

 March 11, 2004                           300                 28.8100 USD

 March 11, 2004                         1,000                 28.8200 USD

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44779E106                                                            Page 6 of 9
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     DATE                       NUMBER OF SHARES        PURCHASE PRICE PER SHARE
     ----                       ----------------        ------------------------

 March 11, 2004                       300                     28.8600 USD

 March 11, 2004                       200                     28.8700 USD

 March 11, 2004                       600                     28.9000 USD

 March 11, 2004                     6,700                     28.7100 USD

 March 11, 2004                     8,800                     28.7200 USD

 March 11, 2004                       100                     28.7300 USD

 March 11, 2004                     2,000                     28.7400 USD

 March 11, 2004                     1,700                     28.7500 USD

 March 11, 2004                       700                     28.7600 USD

 March 11, 2004                       200                     28.6400 USD

 March 11, 2004                       700                     28.6600 USD

 March 11, 2004                     5,800                     28.7000 USD

 March 11, 2004                       600                     28.7100 USD

 March 11, 2004                       600                     28.7200 USD

 March 12, 2004                     7,500                     28.9500 USD

 March 12, 2004                       900                     28.9600 USD

 March 12, 2004                     4,700                     28.9700 USD

 March 12, 2004                     5,000                     28.9900 USD

 March 12, 2004                       600                     28.9800 USD

 March 12, 2004                     5,000                     29.0000 USD

 March 12, 2004                    10,000                     28.7500 USD

 March 12, 2004                    10,000                     28.8936 USD

 March 12, 2004                     6,300                     28.9494 USD

 March 15, 2004                     8,500                     30.0000 USD

 March 15, 2004                     4,700                     30.0100 USD

 March 15, 2004                     2,700                     30.0200 USD

 March 15, 2004                     5,500                     30.0300 USD

 March 15, 2004                     5,000                     30.0500 USD

 March 15, 2004                     2,000                     30.0700 USD

 March 15, 2004                     1,500                     30.1000 USD

 March 15, 2004                     7,400                     30.2600 USD

 March 16, 2004                     3,400                     29.7500 USD

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44779E106                                                            Page 7 of 9
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     DATE                       NUMBER OF SHARES        PURCHASE PRICE PER SHARE
     ----                       ----------------        ------------------------
 March 16, 2004                     3,900                     29.8000 USD

 March 16, 2004                     4,800                     29.8500 USD

 March 16, 2004                       200                     29.8600 USD

 March 16, 2004                     5,000                     29.8700 USD

 March 16, 2004                    11,100                     29.9000 USD

 March 16, 2004                    15,000                     29.9100 USD

 March 16, 2004                    10,000                     29.9200 USD

 March 16, 2004                     5,000                     29.9500 USD

 March 16, 2004                     5,000                     29.9600 USD

 March 18, 2004                       100                     28.4500 USD

 March 18, 2004                     3,900                     28.5000 USD

 March 18, 2004                       400                     28.5300 USD

 March 18, 2004                    17,100                     28.5500 USD

 March 18, 2004                       500                     28.5600 USD

 March 18, 2004                    10,000                     28.5700 USD

 March 18, 2004                     1,700                     28.5800 USD

 March 18, 2004                     5,300                     28.5900 USD

 March 18, 2004                       400                     28.6000 USD

 March 19, 2004                    16,200                     28.7500 USD

 March 30, 2004                     1,000                     29.1700 USD

 March 30, 2004                     5,600                     29.1500 USD

 March 30, 2004                       100                     29.1000 USD

 March 30, 2004                    20,200                     29.0500 USD

 March 30, 2004                     9,100                     29.0400 USD

 March 30, 2004                     1,000                     29.0200 USD

 March 30, 2004                    11,500                     29.0100 USD

 March 30, 2004                    58,000                     29.0000 USD

 March 30, 2004                     4,900                     28.9200 USD

 March 30, 2004                     5,000                     28.9000 USD
                             ----------------

               TOTAL              453,200
                              ================

                  The shares were sold in open market transactions.

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44779E106                                                            Page 8 of 9
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         (d)      No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

         (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any security of the Company.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Not applicable.


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44779E106                                                            Page 9 of 9
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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 21, 2004


                                                     /s/ Bernard F. Isautier
                                                     --------------------------
                                                     Bernard F. Isautier